SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                                FORM 12b-25
                                              Commission File Number 1-8129

                        NOTIFICATION OF LATE FILING

     (Check One):   [X] Form 10-K   [ ] Form 11-K
                    [ ] Form 20-F   [ ] Form 10-Q
                    [ ] Form N-SAR

For Period Ended:   December 31, 1996
                    -----------------------------

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  _________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________

                      PART I.  REGISTRANT INFORMATION
                      -------------------------------

Full name of registrant       US 1 Industries, Inc.
                              -------------------------------------

Former name if applicable     _____________________________________

Address of principal executive office (Street and number)

                              1000 Colfax
                              -------------------------------------

City, State and Zip Code      Gary, Indiana  46406
                              -------------------------------------


                     PART II.  RULE 12b-25 (b) AND (c)
                     ---------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE
                            --------------------

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's independent auditors have been unable to deliver their report with respect to the registrant's consolidated financial statements for the year ended December 31, 1996, because they are still attempting to ascertain, through counsel to the registrant or otherwise, the status of certain pending litigation matters.


                        PART IV.  OTHER INFORMATION
                        ---------------------------

     (1) Name and telephone number of person to contact in regard to this notification.

W. Brinkley Dickerson, Jr.              (312)               258-5633
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     (Name)                             (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed?  If the answer is no, identify report(s).        [X]  Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?                                     [ ]  Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           US 1 Industries, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      April 1, 1997            By   /s/ James C. Day
     -------------------------          ----------------------------------
                                        James C. Day
                                        Vice President and
                                        Chief Financial Officer